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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing
MAR 03 2021
Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wildermuth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

818 A1A N; Suite 301
(No. and Street)

Ponte Vedra Beach	Florida	32082
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Wildermuth 678-356-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

500 Ridgefield Court	Asheville	NC	28806
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Wildermuth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wildermuth Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAY WYATT
MY COMMISSION # GG136467
EXPIRES August 21, 2021

Wildermuth Securities, LLC

Statement of Financial Condition

December 31, 2020

SEC ID 8-69943

PUBLIC Filing

DHG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of Wildermuth Securities LLC
Alpharetta, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wildermuth Securities LLC (the "Company"), as of December 31, 2020 and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2020.

Asheville, North Carolina
February 24, 2021

Wildermuth Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	67,901
Accounts receivable, related party		32
Total assets	**$**	**67,933**
Liabilities and members' equity		
Liabilities		
Accounts payable and accrued expenses	$	18,118
Accounts payable, related parties		4,000
Total liabilities		**22,118**
Members' equity		**45,815**
Total members' equity		**45,815**
Total liabilities and members' equity	**$**	**67,933**

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Wildermuth Securities, LLC (the "Company") was formed in 2017 and conducts business as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Description of the Business

The Company is the distributing broker dealer for Wildermuth Endowment Fund (the "Fund"). In its role, the Company distributes the Fund's shares through a selling group of Broker-Dealers and Registered Investment Advisors. The Company develops and distributes marketing and educational pieces, manages wholesalers and attends industry conferences and events.

COVID-19

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations. Although certain economic conditions showed signs of improvement toward the end of 2020, certain impacts of the COVID-19 pandemic may continue to affect our results in the future.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in a bank account held in an FDIC insured bank. From time to time, balances may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

Accounts Receivable

Accounts receivable from contracts with customers are recognized when the underlying performance obligations have been satisfied and the Company has therefore earned the fees, in accordance with the Agreement.

Income Taxes

The Company has elected to be taxed as a disregarded entity under the limited liability company provision of the Internal Revenue Code and similar state laws. Under this provision, the Company does not pay corporate income taxes on its taxable income. Instead, the owner is liable for the income taxes on the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated for potential recognition and disclosure through February 24, 2021, the date the financial statements were available to be issued. There were no subsequent events that require recognition or disclosure in the financial statements.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of December 31, 2020, the ratio of aggregate indebtedness to net capital ratio was 0.48 to 1 and net capital was $45,783 which exceeded the minimum net capital requirements by $20,783.

3. Related Party Transactions

The Company and the Adviser share costs evenly for various events and/or organization memberships such as industry conferences, company conferences, trade shows, marketing events, industry trade memberships, and other events or organizations. Each party is responsible for one-half of the relevant costs, provided that both the Adviser and the Company approve of the shared event. The Company pays for the costs of such events and are reimbursed by the Adviser. Accounts receivable from this related party was $32 as of December 31, 2020.

4. Commitments and Contingencies

In the normal course of business as a broker, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. Management does not believe the Company is exposed to any significant risks as of and for the year ended December 31, 2020.